SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
                         (Rule 13d-102)
     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      ABS Industries, Inc.
                        (Name of Issuer)
                  Common Stock $0.00 Par Value
                 (Title of Class of Securities)
                            000781104
                         (CUSIP Number)

                       (December 31, 1998)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
      Rule 13d-1(d)

_________________________________________________________
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Spear, Leeds & Kellogg
     13-5515160
_________________________________________________________
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)
_________________________________________________________
  3. SEC USE ONLY
_________________________________________________________
  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
_________________________________________________________
               5.   SOLE VOTING POWER
  NUMBER OF         466,891
   SHARES
_________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY
    EACH
_________________________________________________________
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON           466,891
    WITH
_________________________________________________________
               8.    SHARED DISPOSITIVE POWER
_________________________________________________________
  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     466,891
_________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
_________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.2%
_________________________________________________________
12.  TYPE OF REPORTING PERSON
     BD
_________________________________________________________
Item 1.
     Item 1(a):    Name of Issuer:
               ABS Industries, Inc.
     Item 1(b):    Address of Issuer's Principal Executive
                  Offices:
               4230 Interstate Square, I Suite 300
               Interstate Square, Suite 300
               P.O. Box 630
               Willoughby, OH 44094
Item 2.
     Item 2(a):    Name of Person Filing:
               Spear, Leeds & Kellogg
     Item 2(b):    Address of Principal Business Office or, if
                  None, Residence:
               10 Exchange Place
               Jersey City, NJ 07302
     Item 2(c):    Citizenship:
               Limited Partnership organized under the laws of
               the State of New York
     Item 2(d):    Title of Class of Securities:
               Common Stock $0.00 Par Value
     Item 2(e):    CUSIP Number:
               000781104
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
     (a)  Broker or dealer registered under Section 15 of the
Act,
Item 4.   Ownership:
          (a)  Amount Beneficially Owned:
               466,891
          (b)  Percent of Class:
               9.2%
          (c)  Number of shares as to which such person has:
                 (i)    Sole power to vote or to direct the
                         vote:     466,891
                (ii)    Shared power to vote or direct the vote:
                         0
               (iii)     Sole power to dispose or direct the
                         disposition of:     466,891
               (iv)      Shared power to dispose or to direct the
                         disposition of:     0
Item 5.Ownership of Five Percent or Less of a Class.
       Not applicable.
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.
       Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
       Not applicable.
Item 8.Identification and Classification of Members of the
       Group.
       Not applicable.
Item 9.Notice of Dissolution of Group:
       Not applicable.
Item 10.    Certification.
       By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were
       not  acquired  for the purpose of and  do  not   have  the
       effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   February 12, 1999
                                   Date
                                   SPEAR, LEEDS & KELLOGG


                                   Signature


                                   Name/Title